U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2021

Commission File Number: 001-36885

TANTECH HOLDINGS LTD

c/o Tantech Holdings (Lishui) Co., Ltd.

No. 10 Cen Shan Road, Shuige Industrial Zone

Lishui City, Zhejiang Province 323600

+86-578-226-2305

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note:

This Report updates the Report on Form 6-K filed on May 27, 2021. On June 7, 2021, TANTECH HOLDINGS LTD (“Tantech”) issued a press release announcing the closing of a previously announced private placement. Tantech sold 5,380,000 common shares in the private placement at USD$1.30 per share for USD$6,994,000. A copy of the press release is attached as Exhibit 99.2 hereto and incorporated by reference herein.

Exhibits

Exhibit Number	Description of Exhibit
10.1ˆ	Securities Purchase Agreement, dated May 27, 2021, by and between Tantech Holdings Ltd and the Purchasers.
99.1ˆ	Press Release dated May 27, 2021
99.2†	Press Release dated June 7, 2021

ˆ	Previously filed

†	Filed herewith

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TANTECH HOLDINGS LTD

By:	/s/ Wangfeng Yan
Name: Wangfeng Yan Title: Chief Executive Officer

Dated: June 7, 2021